Exhibit 99.9

Infosys®	Infosys Technologies Limited Regd. Office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited financial results for the quarter and year ended March 31, 2005

	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2005	2004	2004	2003	2005	2004
	(in Rs. crore, except per share data)
Income from software services and products
Overseas	1,860.35	1,292.76	4,865.56	3.401.93	6,725.91	4,694.69
Domestic	39.84	16.14	93.91	50.06	133.75	66.20
Total	1,900.19	1,308.90	4,959.47	3,451.99	6,859.66	4,760.89
Software development expenses	992.91	689 89	2,662.02	1,805.42	3,654.93	2,495.31
Gross profit	907.28	619.01	2,297.45	1,646.57	3,204.73	2,265.58
Selling and marketing expenses	100.33	82.57	291.79	252.51	392.12	335.08
General and administration expenses	143.62	89.70	343.88	257.15	487.50	346.85
Operating profit before interest, depreciation and amortization	663.33	446.74	1,661.78	1,136.91	2,325.11	1,583.65
Interest		—	—	—	—	—
Depreciation and amortization	92.91	62.08	175.31	168.82	268.22	230.90
Operating profit after interest, depreciation and amortization	570.42	384.66	1,486.47	968.09	2,056.89	1,352.75
Other income	32.51	3.18	94.99	124.21	127.50	127.39
Provision for investments	0.23	0.79	(0.33)	8.88	(0.10)	9.67
Net profit before tax and exceptional item	602.70	387.05	1,581.79	1,083.42	2,184.49	1,470.47
Provision for taxation on the above	88.80	50.00	236.50	177.00	325.30	227.00
Net profit after tax and before exceptional item	513.90	337.05	1,345.29	906.42	1,859.19	1,243.47
Exceptional item - income from sale of investment in Yantra Corporation (net of tax)	45.19				45.19
Net profit after tax and exceptional item	559.09	337.05	1,345.29	906.42	1,904.38	1,243.47
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 5)	135.29	33.32	134,73	33.23	135.29	33.32
Reserves and surplus	5,106.44	3,220.11	4,608.96	3.692.05	5,106.44	3,220.11
Earnings per share (par value Rs. 5/- each) *
Before exceptional item
Basic*	19.03	12.66	50.22	34.18	69.26	46 84
Diluted*	18.46	12.41	49.14	33.86	67.46	46.26
After exceptional item
Basic*	20.70	12.66	50.22	34.18	70.95	46.84
Diluted*	20.08	12.41	49.14	33.86	69.10	46.26
Dividend per share (par value Rs. 5/- each) *
Interim dividend*	—	—	5.00	3.63	5.00	3.63
Final dividend*	6.50	3.75			6.50	3.75
One-time special dividend*	—	25.00				25.00
Total dividend *	6.50	28.75	5.00	3.63	11.50	32.38
Total dividend percentage (%) *	130.00	575.00	100.00	72.50	230.00	648.00
Aggregate of non-promoters’ shareholding (unaudited) (see note 11)
Number of shares *	21,17,06,813	19,58,84,244	21,05,92,5_8	19,50.58,088	21.17,06,813	19,58,84,244
Percentage of shareholding	78.24	73.50	78.15	73.39	78.24	73.50

*	Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Other information

	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2005	2004	2004	2003	2005	2004
	(in Rs. crore)
Staff costs	854.56	620.53	2,327.44	1,745.33	3,182.00	2,365.86
Items exceeding 10% of aggregate expenditure	—	—	—	—	—	—
Details of other income:
Interest on deposits	23.47	19.17	48.63	63.71	72.10	82.88
Dividends on mutual funds	11.33	8.72	25.63	8.68	36.96	17.40
Miscellaneous income	3.30	2.12	6.32	5.56	9.62	7.68
Exchange differences	(5.59)	(26.83)	14.41	46.26	8.82	19.43
Total	32.51	3.18	94.99	124.21	127.50	127.39

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries

	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2005	2004	2004	2003	2005	2004
	(in Rs. crore, except per share data)
Income from software services, products and business process management
Overseas	1,947.48	1,333.28	5,048.68	3.453.44	6,996.16	4,786.72
Domestic	39.84	16.17	93.65	50.06	133.49	66.23
Total	1,987.32	1,349.45	5,142.33	3,503.50	7,129.65	4,852.95
Software development and business process management expenses	1,041.31	707.09	2,723.35	1.831.58	3,764.66	2,538.67
Gross profit	946.01	642.36	2,418.98	1,671.92	3,364.99	2,314.28
Selling and marketing expenses	116.70	91.67	344.30	259.23	461.00	350.90
General and administration expenses	162.60	101.52	406.38	267.67	568.98	369.19
Operating profit before Interest, depreciation, amortization, minority Interests and exceptional item	666.71	449.17	1,668.30	1,145.02	2,335.01	1,594.19
Interest	—	—	—	—	—	—
Depreciation and amortization	99.81	64.42	187.11	172.31	286.92	236.73
Operating profit after interest, depreciation, amortization and before minority interests and exceptional item	566.90	384.75	1,481.19	972.71	2,048.09	1,357.46
Other income	32.29	1.82	91.61	121.56	123.90	123.38
Provision for investments	0.23	0.80	(0.33)	8.87	(0.10)	9.67
Net profit before tax, minority interests and exceptional item	598.96	385.77	1,573.13	1,085.40	2,172.09	1,471.17
Provision for taxation on the above	85.48	50.54	240.10	177.00	325.58	227.54
Net profit after tax and before minority Interests and exceptional item	513.48	335.23	1,333.03	908.40	1,846.51	1,243.63
Exceptional item - income from sale of investment in Yantra Corporation (net of tax)	45.19				45.19
Net profit after tax and exceptional Item and before minority interests	558.67	335.23	1,333.03	908.40	1,891.70	1,243.63
Minority interests	0.03				0.03
Net profit after tax, exceptional item and minority interest	558.64	335.23	1,333.03	908.40	1,891.67	1,243.63
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 5)	135.29	33.32	134.74	33.23	135.29	33.32
Reserves & surplus	5,089.82	3,216.26	4,592.39	3,690.87	5,089.82	3,216.26
Preference shares issued by subsidiary	93.51	93.56	93.51	49.00	93.51	93.56
Earnings per share (par value Rs. 5/- each) *
Before exceptional item
Basic*	19.01	12.59	49.77	34.26	68.79	46.85
Diluted*	18.44	12.34	48.69	33.93	67.00	46.27
After exceptional item
Basic*	20.68	12.59	49.77	34.26	70.48	46.85
Diluted*	20.07	12.34	48.69	33.93	68.64	46.27
Dividend per share (par value Rs. 5/- each) *
Interim dividend *	—	—	5.00	3.63	5.00	3.63
Final dividend*	6.50	3.75			6.50	3.75
One-time special dividend *	—	25.00				25.00
Total dividend *	6.50	28.75	5.00	3.63	11.50	32.38
Total dividend percentage (%)*	130.00	575.00	100.00	72.50	230.00	648.00
Aggregate of non-promoters’ shareholding (unaudited) (see note 11)
Number of shares *	21,17,06,813	19,58,84,244	21,05,92,568	19,50,58,088	21,17,06,813	19,58,84,244
Percentage of shareholding	78.24	73.50	78.15	73.39	78.24	73.50

*	Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains/losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1.	The above audited quarterly and annual results have been taken on record by the Board of Directors at the meeting held on April 14, 2005. There are no qualifications in the auditors’ reports for these periods.

2.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2005

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance
Dividend / Bonus shares related	—	90	90

3.	Pursuant to the revision of Accounting Standard 11 (AS 11) on Accounting for the Effects of Changes in Foreign Exchange Rates, the company revised its accounting policy relating to forward exchange contracts as of April 1, 2004. Accordingly, the company has marked-to-market its forward exchange contracts as of March 31, 2005 and the profit for the quarter ended March 31, 2005 is higher by Rs. 8.15 crore and profit for the year ended March 31, 2005 is lower by Rs. 17.05 crore.

4.	On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting), to enhance the consulting capabilities of Infosys’ Global Delivery Model. The Board approved an investment of up to US$ 20 million in Infosys Consulting. As of March 31, 2005, the company had invested US$ 10 million (Rs. 44.87 crore) in the subsidiary.

5.	Shareholders approved a bonus issue of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in the USA at the Annual General Meeting held on June 12, 2004. The bonus shares were allotted on July 3, 2004. Pursuant to the stock dividend, the ratio of ADSs to equity shares changed to one equity share for each ADS.

6.	In the Annual General Meeting, held on June 12, 2004 shareholders approved the delisting of the company’s shares from the Bangalore Stock Exchange. The shares were delisted on June 22, 2004.

7.	The company has announced a sponsored ADR programme covering 16 million shares. The shareholders of the company approved this programme at the Extraordinary General Meeting held on December 18, 2004 at Bangalore. Pursuant to the approval the company has filed a Registration Statement on form F-3 with the US Securities and Exchange Commission under the Securities Act of 1933.

8.	During the year ended March 31, 2005, the company additionally invested US$ 4 million (Rs. 18.46 crore) in its wholly-owned subsidiary, Infosys Technologies (Shanghai) Co. Limited, China. The aggregate value of investments as at March 31, 2005, amounted to US$ 5 million (Rs. 23.01 crore) in the subsidiary.

9.	The company has been informed by the statutory auditors that the name of their firm has been changed from M/s Bharat S. Raut & Co. to M/s BSR & Co.

10.	During the quarter and year ended March 31, 2005 and year ended March 31, 2004 the company issued 11,14,245; 40,06,325 and 15,91,912 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

11.	Mr. N. S. Raghavan, a founder of the company, retired on February 7, 2000 and is not actively involved in the company’s operations. The company sought the approval of SEBI to exclude Mr. Raghavan and his family’s share ownership from being classified as promoters’ holdings. Consequent to the approval from SEBI, Mr. Raghavan and his family’s holdings are disclosed as non-promoter holdings, effective quarter ended June 30, 2004.

12.	During the quarter ended March 31, 2005 the company sold its investment in Yantra Corporation, USA for a total consideration of Rs. 49.48 crore (US$ 11.31 million). The net income arising thereof amounting to Rs. 45.19 crore (net of taxes) is disclosed separately as an exceptional item.

13.	During the quarter ended March 31, 2005, the global credit ratings provider Standard & Poor’s has assigned the company a credit rating higher than the agency’s sovereign rating on India. Infosys has obtained ‘BBB’ local currency and ‘BBB’ foreign currency rating from Standard & Poor’s Ratings Services.

14.	The Board proposed final dividend of Rs. 6.50 per share (130% per equity share, par value Rs. 5/-) amounting to Rs. 175.87 crore, subject to the approval of members at the Annual General Meeting to be held on June 11, 2005. An interim dividend of Rs. 5.00 per share (100% per equity share, par value Rs. 5/-) amounting to Rs. 133.93 crore was declared at the Board meeting on October 12, 2004. The total dividend for the year, if approved, would be Rs. 11.50 per share (230% per equity share, par value Rs. 5/-), aggregating to Rs. 309.80 crore. The register of members and share transfer books will remain closed from June 3,2005 to June 11, 2005, both days inclusive.

Segment reporting

	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2005	2004	2004	2003	2005	2004
	(in Rs. crore)
Revenue by Industry segment
Financial services	671.94	447.94	1,793.87	1,327.08	2,465.81	1,775.02
Manufacturing	277.26	194.19	755.13	522.27	1,032.39	716.46
Telecom	384.99	274.82	934.66	530.79	1,319.65	805.61
Retail	181.25	152.17	516.93	413.70	698.18	565.87
Others	471.88	280.33	1,141.74	709.66	1,613.62	989.99
Total	1,987.32	1,349.45	5,142.33	3,503.50	7,129.65	4,852.95
Less: Inter-segment revenue	—	—	—	—	—	—
Net revenue from operations	1,987.32	1,349.45	5,142.33	3,503.50	7,129.65	4,852.95
Segment profit before tax, interest, depreciation and amortization:
Financial services	215.19	137.15	566.55	417.37	781.74	554.52
Manufacturing	91.83	66.92	246.17	161.62	338.00	228.54
Telecom	140.84	103.65	311.72	174.37	452.56	278.02
Retail	59.66	56.20	193.11	154.72	252.77	210.92
Others	159.19	85.64	357.00	236.94	516.19	322.58
Total	666.71	449.56	1,674.55	1,145.02	2,341.26	1,594.58
Less: Interest	—	—	—	—	—	—
Other un-allocable expenditure (excluding un-allocable income)	99.81	64.81	193.36	172.31	293.17	237.12
Operating profit before tax	566.90	384.75	1,481.19	972.71	2,048 09	1,357.46

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board

for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
April 14, 2005	Chief Operating Officer	Chief Executive Officer.
	and Deputy Managing Director	President and Managing Director

The Board has also taken on record the audited consolidated results of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2005, and the unaudited results for the quarter ended March 31, 2005, prepared as per US GAAP. A summary of the financial statements is as follows:

	Quarter ended March 31,		Year ended March 31,
	2005	2004	2005	2004
	(in US$ million, except per ADS data)
Revenues	455	303	1,592	1,063
Cost of revenues	262	173	904	603
Gross profit	193	130	688	460
Net income	127	77	419	270
Earnings per American Depositary Share *
Basic *	0.47	0.29	1.57	.03
Diluted *	0.46	0.28	1.52	1.01
Total assets	1,454	1,132	1,454	1,132
Cash and cash equivalents	410	445	410	445
Liquid mutual funds	278	218	278	218

*	Adjusted for a two for one stock dividend to ADS holders. Currently, each ADS represents one equity share.

The reconciliation of net Income as per Indian GAAP and US GAAP is as follows:

	Quarter ended March 31,		Year ended March 31,
	2005	2004	2005	2004
	(in US$ million)
Consolidated net profit as per Indian GAAP	128	75	423	272
Amortization of deferred stock compensation expense	—	—	—	(3)
Deferred taxes on GAAP differences	—	(1)	2	(1)
Gain / (loss) on forward foreign exchange contracts	—	4	(4)	4
Amortization of intangible assets	(1)	—	(2)	—
Others	—	(1)	—	(2)
Consolidated net Income as per US GAAP	127	77	419	270

Certain statements in this release concerning our future growth prospectus are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political inability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized used of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our Untied States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and 8-K for the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004 and Registration Statements on Form F-3 filed on December 20, 2004 and Amendment No. 1 to Form F-3 filed on January 18, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.